UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

FairMarket , Inc (Name of Issuer)
Common Stock (Title of Class of Securities)
305158107 (CUSIP Number)
Don C. Whitaker Don C. Whitaker, Inc 23 Beechwood Irvine, CA 92604 949-857-6008 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 08, 2003 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (  )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 305158107

1.	Names of Reporting Persons. Don C. Whitaker I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,412,166

	8.	Shared Voting Power

	9.	Sole Dispositive Power 1,412,166

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,412,166

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.288

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 305158107

1.	Names of Reporting Persons. Don C. Whitaker, Jr. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 167,500

	8.	Shared Voting Power

	9.	Sole Dispositive Power 167,500

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 167,500

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) .627

14.	Type of Reporting Person IN
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SCHEDULE 13D
CUSIP No. 305158107

1.	Names of Reporting Persons. Don C. Whitaker, Inc. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 75,500

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 75,500

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,500

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) .282

14.	Type of Reporting Person CO
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Item 1. Security and Issuer Common Stock of FairMarket, Inc. 500 Unicorn Park Drive Woburn, MA 01801

Item 2. Identity and Background.

(a)	Name: Don C. Whitaker

(b)	Residence or business address: 23 Beechwood Irvine, CA 92604

(c)	Present Principal Occupation or Employment: Don C. Whitaker, Inc 23 Beechwood Irvine, CA 92604

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration:

                   Personal, retirement funds and corporate funds of the individuals involved. All transactions were open market transactions and the net approximate amount utilitzed was $2,663,324.48 for the total amount of 1,655,166 shares.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

                  The above describe net purchases of common shares of FairMarket, Inc., (FAIM) were made for investment purposes.

         The Whitakers will of course re-evaluate their options which may include the purchase of additional securities of FairMarket, Inc., or the disposal of some or all of the securities they presently own depending upon price, market conditions, availability of funds and other considerations.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
No
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Other than mentioned in the "Purpose of Transaction"
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Other than mentioned in the "Purpose of Transaction"
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Not at the present time
(e) Any material change in the present capitalization or dividend policy of the issuer;
No
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

No
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
Not at the present time
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Not at the present time
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
See "H" above
(j) Any action similar to any of those enumerated above.
See "H" above

Item 5. Interest in Securities of the Issuer.

(a)	Ownership of 6.19% of Common sTock of the Company Don C. Whitaker 1,412,166 5.288% Don C. Whitaker, Jr. 167,500 .627% Don C. Whitaker, Inc. 75,500 .282%

(b)

         Don C. Whitaker and Don C. Whitaker, Jr., each have sole responsibility to vote and dispose of their respective shares. Don C. Whitaker and Don C. Whitaker, Jr., share voting power with regards to the shares held in the name of Don C. Whitaker, Inc.

(c)

         During the last 60 days, Don C. Whitaker net purchased 891,696 shares for a total consideration of $1,460,019.44. During the last 60 days, Don C. Whitaker, Jr., net purchased 47,700 shares for a total consideration of $78,495. During the last 60 days, Don C. Whitaker, Inc., purchaed 25,000 shares for total consideration of $42,190.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

5/9/03
5/12/03
5/14/03
5/14/03
5/14/03
5/15/03
5/16/03
5/20/03
5/20/03
5/20/03
5/21/03
5/23/03
5/27/03
5/28/03
5/29/03
5/30/03
6/2/03
6/2/03
6/2/03
6/2/03
6/2/03
6/3/03
6/4/03
6/4/03
6/4/03
6/5/03
6/5/03
6/6/03
6/9/03
6/10/03
6/10/03
6/11/03
6/12/03
6/13/03
6/16/03
6/16/03
6/17/03
6/19/03
6/19/03
6/19/03
6/20/03
6/20/03
6/20/03
6/23/03
6/23/03
6/23/03
6/23/03
6/23/03
6/24/03
6/24/03
6/24/03
6/24/03
6/25/03
6/26/03
6/27/03
6/30/03
6/30/03
6/30/03
7/1/03
7/1/03
7/1/03
7/2/03
7/3/03
7/3/03
7/7/03
7/7/03
7/7/03
7/7/03
7/8/03
7/8/03
7/8/03
7/9/03
7/9/03
7/11/03
7/11/03

2000
2300
9900
5000
16500
4500
9000
3000
8000
1800
3800
4500
6000
8500
4500
9100
2800
1500
4000
2650
(5000)
(4400)
(3300)
3000
2500
7400
(3720)
919
3450
19100
(6300)
18300
5000
1500
5000
8000
9500
8000
7980
(1700)
5000
(5000)
5000
1453
3400
11000
8500
5000
27620
69900
13000
17900
27050
2000
2000
5800
23900
9500
2100
847
(9900)
9900
19400
19800
19800
14900
5000
5000
(1530)
182698
602
29700
28510
138667
69300

1.75
1.76
1.75
1.73
1.72
1.71
1.71
1.69
1.66
1.68
1.68
1.71
1.71
1.71
1.70
1.69
1.60
1.62
1.66
1.64
1.69
1.72
1.74
1.70
1.69
1.705
1.74
1.70
1.70
1.72
1.75
1.72
1.70
1.71
1.70
1.71
1.70
1.71
1.70
1.72
1.83
2.00
1.83
1.73
1.72
1.71
1.70
1.71
1.69
1.70
1.68
1.69
1.67
1.67
1.68
1.68
1.67
1.66
1.66
1.67
1.69
1.67
1.67
1.66
1.65
1.61
1.63
1.60
1.62
1.60
1.59
1.60
1.59
1.63
1.64

(d) None

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None
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Item 7. Material to be Filed as Exhibits. None

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2003
Don C. Whitaker
By:	/s/ Don C. Whitaker Don C. Whitaker
Title:	Individual
Don C. Whitaker, Jr.
By:	/s/ Don C. Whitaker, Jr. Don C. Whitaker, Jr.
Title:	Individual
Don C. Whitaker, Inc.
By:	/s/ Don C. Whitaker Don C. Whitaker
Title:	President

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